SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Bancassurance Partnership with UOB

6 January 2010

PRUDENTIAL PLC ANNOUNCES BANCASSURANCE PARTNERSHIP WITH UOB IN SINGAPORE, INDONESIA AND THAILAND AND ACQUIRES UOB LIFE OPERATION IN SINGAPORE

Prudential plc ("Prudential"), today, announces a long-term strategic partnership to develop a major regional bancassurance business with United Overseas Bank Limited ("UOB"). Through this partnership, Prudential's life insurance products will be distributed through UOB Group's bank branches across Singapore, Indonesia and Thailand. In addition, Prudential is to acquire UOB Life Assurance in Singapore. The total consideration for the acquisition in Singapore, which will be settled in cash on completion, is S$428 million (£192 million), subject to a post-completion adjustment to reflect the net asset value as at the completion date.

This 12-year bancassurance partnership will enable Prudential to market and distribute its investment, savings and protection insurance products through the UOB Group's 414 bank branches in Singapore, Thailand and Indonesia.

The acquisition of UOB's life insurance operation will consolidate Prudential's position in Singapore, where Prudential is already a leading life insurer with strong distribution capabilities through tied agency and distribution partners. The combination of UOB Life Assurance with Prudential's existing businesses will enhance that position.

Tidjane Thiam, Group Chief Executive, Prudential, said:

"Our agreement with UOB enhances our presence in Asia and strengthens our leading regional platform. This bancassurance partnership offers us significant new profitable growth opportunities in Singapore and Indonesia, and substantially increases our scale in Thailand, a key market in the region. We have a proven track record of working with partners across Asia and we are delighted to be working with UOB. This transaction will allow us to continue to create significant shareholder value in some of the most dynamic and attractive Asian markets."

Mr. Wee Ee Cheong, Deputy Chairman and Chief Executive Officer, UOB said:

"This partnership marks another step in the Group's continued efforts in building a premier regional bank. The tie-up allows us to leverage our distribution strength and harness the manufacturing expertise of a leading life insurer, to jointly accelerate the growth of our bancassurance business regionally. We are delighted to have Prudential as our partner in this development and look forward to working together to deliver greater value to our customers and our stakeholders."

Prudential has life insurance and asset management operations in 13 markets in Asia, with over 11 million life customers and retail funds under management of £16.4 billion at 30 June 2009. In 2008 Prudential's business in Asia accounted for 44 per cent of the Group's EEV long-term operating profits.

ENDS

Enquiries:

Media		Investors/Analysts
Robin Tozer	+44 (0)20 7548 2776	Matt Lilley	+44 (0)20 7548 2007
Sunita Patel	+44 (0)20 7548 2466	Jessica Stalley	+44 (0)20 7548 3511

Notes to Editors:

About Prudential plc

Prudential plc is a company incorporated and with its principal place of business in England, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for over 160 years and has £245 billion  in assets under management (as at 30 June 2009).  Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and  expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 06 January 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Susan Henderson

Susan Henderson Deputh Group Secretary